Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

April 22, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	Ostin Technology Group Co., Ltd.
Registration Statement on Form F-1
Initially filed March 5, 2021, as amended
File No. 333-253959

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ostin Technology Group Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective at 5:00 p.m. ET on Tuesday, April 26, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Tao Ling
Tao Ling
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Hunter Taubman Fischer & Li LLC